MR

SEC
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MAR 04 2015

Washington DC
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SECUR 15049211 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-13846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodbury Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7755 Third Street North
(No. and Street)

Oakdale (City) Minnesota (State) 55128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
I. Simmone Fields (770) 916-6558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

1075 Peachtree Street, Suite 2600 (Address) Atlanta (City) Georgia (State) 30309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mr

OATH OR AFFIRMATION

I, I. Simmone Fields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodbury Financial, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

I. Simmone Fields, Vice President and Controller

Title

Notary Public

JUDITH R. EMBRY
Notary Public, Cobb County, Georgia
My Commission Expires June 17, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Woodbury Financial Services, Inc.

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Financial Statements and Supplementary Information
December 31, 2014

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Index
December 31, 2014

	Page(s)
Report of Independent Registered Accounting Firm	1–3
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8–16
Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	
Schedule I: Computation of Net Capital under SEC Rule 15c3-1	17
Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3	18
Schedule III: Information relating to the Possession or Control Requirement for Broker and Dealers under Rule 15c3-3 Under the Securities Exchange Act of 1934	19

pwc

Report of Independent Registered Public Accounting Firm

To Management of Woodbury Financial Services, Inc.:

In our opinion, the statement of financial condition, and the related statements of operations, of changes in stockholder's equity, and of cash flows are present fairly, in all material respects, the financial position of Woodbury Financial Services, Inc. (the "Company") at December 31, 2014 and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Supplemental Schedules ("Computation of Net Capital Under Rule 15c3-1", "Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Information Relating to Possession or Control Requirements Under Rule 15c3-3") are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

March 2, 2015

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Atlanta, Georgia 30309
T: (678) 419 1400 , F: (813) 741 8142, www.pwc.com/us

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
December 31, 2014

(in thousands of dollars, except share amounts)

Assets		
Cash	$	26,317
Cash segregated under federal and other regulations (Note 3)		350
Receivables from broker-dealers and clearing organizations (Note 4)		5,044
Receivables from investment advisors		2,712
Investments, at fair value		21,052
Notes and accounts receivable from registered representatives, net of allowance of $1,086		1,293
Intangible assets, net of accumulated amortization of $1,273		6,627
Furniture, equipment and software, net of accumulated depreciation of $7,678		26
Deferred tax asset, net		1,406
Income taxes receivable from Parent		546
Receivables from affiliates (Note 7)		150
Prepaid expenses and other assets		9,100
Total assets	$	74,623
Liabilities and Stockholder's Equity		
Commissions payable		7,328
Accounts payable and accrued expenses		3,863
Payable to affiliates (Note 7)		1,718
Agent deferred compensation payable		17,744
Securities sold, not yet purchased		14
Total liabilities		30,667
Commitments and Contingencies (Note 12)		
Stockholder's Equity		
Common stock - par value $1 per share; 50,000 shares authorized; 25,000 shares outstanding		25
Additional paid-in capital		63,463
Accumulated deficit		(19,532)
Total stockholder's equity		43,956
Total liabilities and stockholder's equity	$	74,623

The accompanying notes are an integral part of these financial statements.

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Operations
Year ended December 31, 2014

(in thousands of dollars)

Commissions		
Commissions revenue	$	198,037
Commissions expense		(185,372)
Net retained commissions		12,665
Other revenues		
Investment advisory fee revenues		42,151
Sponsor revenue		20,571
Investment gains and losses, net		1,291
Other income		8,221
Total other revenue		72,234
Other expenses		
Investment advisory fee expense		(34,070)
Clearance and other expense		(3,766)
General and administrative expense		(49,774)
Total other expenses		(87,610)
Loss before taxes		(2,711)
Income tax benefit		1,009
Net loss	$	(1,702)

The accompanying notes are an integral part of these financial statements.

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

(in thousands of dollars, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balances at January 1, 2014	25,000	$ 10	$ 74,911	$ (17,830)	$ 57,091
Net income	-	-	-	(1,702)	(1,702)
Dividends paid to Parent			(11,448)	-	(11,448)
Balances at December 31, 2014	25,000	$ 10	$ 63,463	$ (19,532)	$ 43,941

The accompanying notes are an integral part of these financial statements.

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2014

(in thousands of dollars)

Cash flows from operating activity		
Net Loss	$	(1,702)
Adjustments to reconcile net loss to net cash used in operating activity		
Depreciation and amortization		598
Deferred taxes		(2,020)
Change in operating assets and liabilities:		
Receivables from broker-dealers and clearing organizations		1,026
Receivables from investment advisors		(450)
Securities owned, net		(2,505)
Notes and accounts receivable from registered representatives		912
Prepaid expenses and other assets		5,678
Commissions payable		(1,357)
Payables to affiliates, net		1,240
Accounts payable and accrued expenses		212
Agent deferred compensation payable		732
Securities sold, not yet purchased		(13)
Income taxes receivable from Parent		(2,418)
Net cash used in operating activities		(67)
Cash flows from financing activity		
Return of capital Parent		(11,448)
Net cash used in financing activities		(11,448)
Net decrease in cash and cash equivalents		(11,515)
Cash and cash equivalents		
Beginning of year		37,832
End of year	$	26,317
Supplemental Cash Flow information		
Taxes paid	$	3,429

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Woodbury Financial Services, Inc. ("WFS" or the "Company") is a wholly-owned subsidiary of AIG Advisor Group, Inc. ("AIG AG"), which in turn is a wholly-owned indirect subsidiary of American International Group (AIG). AIG and/or its direct, wholly-owned subsidiaries may hereinafter be referred as the "Parent". The Company is a broker-dealer registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG and affiliated companies (collectively, the "Affiliates"), as well as other unaffiliated companies.

The Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carries the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Future Application of Accounting Standards

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance. The objective of ASU 2014-09 is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will be effective for the first quarter of 2017. An entity can elect to adopt ASU 2014-09 using one of two methods, either full retrospective adoption to each prior reporting period, or recognize the cumulative effect of adoption at the date of initial application. The Company is in the process of evaluating the new standard and does not know the effect, if any, ASU 2014- 09 will have on the financial statements or which adoption method will be used.

In August 2014, the FASB issued guidance on management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The standard is effective in 2016. Early adoption is permitted. This guidance is not expected to significantly impact the Company's financial statements.

Commission Revenue and Expense

Commission revenue and Commission expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense
The Company receives sponsor revenues from various mutual funds, variable annuities, investment advisors and insurance companies (the "Sponsors") relating to sales by the Company's registered representatives of mutual funds, variable annuities and other products of the Sponsors, as well as in return for Sponsors' invitation to attend the Company's annual representative convention. The Company records sponsor revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records Marketing and meeting expenses when incurred. Marketing and meeting expenses are included in General and administrative expense in the Statement of Operations.

Investment Advisory Fees
Investment advisory fees are recognized over the term of the advisory period.

Securities Transactions
Securities transactions are recorded on the trade date. Gains and losses arising from all securities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, are carried at fair value on the Statement of Financial Condition. Realized and unrealized gains and losses are reflected in Investment gains and losses net in the Statement of Operations.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the management. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk
At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through reputable major financial institutions.

Investments
Investments consist of marketable equity securities and relate primarily to the investments in the Company's deferred compensation plan and are carried at market value. The market value of investments in equity securities is determined based on the quoted value of these funds in established markets. Changes in the market value of equity securities are reflected in Investment gains and losses in the Statement of Operations.

Repayable and Forgivable Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years. These loans are included in Notes and accounts receivable from registered representatives on the Statement of Financial Condition. An estimate of the amount that will not be collected is reserved.

The Company also makes loans or pays advances to independent representatives as part of its hiring and retention process. Each year, a portion of these loans will be forgiven (generally over a period of three to seven years) as and when the representative meets certain operating and gross dealer concession levels. These loans are considered prepaid commissions and, accordingly, are classified with Prepaid expenses and other assets on the Statement of Financial Condition. Amortization expense is recorded on a straight-line basis over the stated life of the loan and is included with Commission expense in the Statement of Operations. If an independent representative separates from the Company, any remaining balance of the loan becomes immediately due and payable. Accordingly, it is reclassified as a repayable loan with a reserve until all collection efforts are exhausted at which time any remaining balances will be written off.

Furniture, Equipment, and Software
Furniture, equipment, and software are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to eight years.

Intangible Assets
Intangible assets are amortized over their useful lives in a pattern consistent with how the Company expects to use the economic benefits of each intangible asset. The Company's intangible assets are being amortized over periods ranging from one to twenty years. The non-compete agreement and trade name are recognized straight-line over their useful lives. The Advisor relationship is recognized in a pattern consistent with the expected revenue to be earned by the Company through its advisor relationships.

Agent Deferred Compensation
The Company records a liability and compensation expense related to eligible independent representatives participating in the Company's compensation plan when the related service has been provided by the independent representative. Eligible registered representatives of the Company are able to participate in the WFS General Agents' and Writing Agents' Deferred Compensation Plan (the "Plan"). The Plan was established effective January 1, 1999, and, as a

nonqualified plan, is not subject to ERISA. Under the Plan, the Company makes contributions on behalf of eligible registered representatives based upon production levels, which vest over a period of years if future minimum production requirements are met. These contributions are expensed by the Company over the period estimated to approximate the vesting schedule. The contributions are directed into variety of debt and equity security investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investments will increase or decrease the amount of payment to the Plan participants and are recognized by the Company in the year that the market value changes occur.

The Plan was frozen effective December 31, 2014 and replaced with a new Annual Cash Bonus Plan, effective January 1, 2015 ("New Plan"). The New Plan is similar to the Plan and is available to those representatives who participated in the Plan. It provides for cash awards disbursed directly to participants in four payments over three years, with the first payment anticipated to be made in the first quarter of 2016.

Income Taxes

The Company is included in the AIG consolidated federal income tax return. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Any differences between the amount of tax expense/benefit recognized on the separate return method and the amount ultimately allocated to the Company by the Parent under its tax sharing agreement is recognized in equity as a distribution/contribution to/from the Parent. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under US GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which they are required to file on a separate basis. In states that have a unitary regime, AIG accrues and pays the taxes owed and does not allocate the provision or cash settle the expense with the members of the unitary group. Unlike for federal income tax purposes, AIG does not have state tax sharing agreements. AIG has determined that because the unitary tax expense will never be borne by the subsidiaries, the state tax unitary liability is not included in this separate company financial result. Interest and penalties, when incurred, are recognized in General and administrative expense.

The AIG consolidated tax returns filed in 2007 and later are subject to examination by applicable taxing authorities.

3. Cash Segregated Under Federal and Other Regulations

Cash of approximately $350,000 as of December 31, 2014 is segregated under provisions of the Securities Exchange Act of 1934 and primarily represents deposits of customer cash held at a financial institution.

4. Receivables From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2014 consist of the following:

(in thousands of dollars)

Receivables from clearing brokers	$ 1,173
Fees and commissions receivable	3,871
	$ 5,044

5. Investment Securities at Fair Value

Investment securities at fair value at December 31, 2014 are summarized as follows:

(in thousands of dollars)

	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Trading equity securities	$ 21,052	$ -	$ -	$ 21,052
	$ 21,052	$ -	$ -	$ 21,052
Securities sold, not yet purchased	$ -	$ (14)	$ -	$ (14)

During 2014, there were no transfers of securities between levels.

6. Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets are as follows:

(in thousands of dollars)

	Gross Carrying Amount	Accumulated Amortization
Advisor relationship	$ 5,500	$ -
Trade name	2,300	(1,173)
Non compete agreements	100	(100)
Total intangible assets	$ 7,900	$ (1,273)

Amortization expense for the year ended December 31, 2014 was approximately $563,000.

Estimated future amortization expense for the succeeding five years is as follows:

(in thousands of dollars)

Year Ending December 31		Advisor Relationship		Trade Name		Total
2015	$	377	$	563	$	940
2016		603		563		1,166
2017		678		-		678
2018		603		-		603
2019		527		-		527

7. Related Party Transactions

The terms of agreements with affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commission revenue for the year ended December 31, 2014 includes approximately $16,122,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commission expense for the year ended December 31, 2014 included approximately $14,494,000 paid on sales of products sponsored by Affiliates.

AIG AG negotiates insurance policies and allocates the expense to the Company. For the year ended December 31, 2014, the Company was allocated approximately $216,000 for these expenses, which is included in Clearance and other expenses in the accompanying Statement of Operations.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to approximately $2,286,000 for the year ended December 31, 2014, which is recorded as in Other income in the Statement of Operations.

Pursuant to a service and expense agreement, the Parent provides, or causes to be provided, administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company and certain affiliates. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services and, in all cases, billed amounts pursuant to this agreement do not exceed the cost to the Parent. These allocated costs, along with a reimbursement of the Company's direct overhead costs totaled approximately $41,912,000 for the year ended December 31, 2014 and are included in General and administrative expense in the Statement of Operations.

At December 31, 2014 the Company had the following intercompany receivables and payables due to and from affiliates:

(in thousands of dollars)

	Due (To)	Due From
American General Life	$ (1,674)	$ -
Sagepoint Financial Inc.	(40)	-
Royal Alliance Associates, Inc.	-	14
FSC Securities Corp.	-	18
V2020 Wealth Management Corp.	(4)	-
AIG Advisor Group, Inc.	-	118
	$ (1,718)	$ 150

8. Income Taxes

The components of the provision for income taxes for the year ended December 31, 2014 are as follows:

(in thousands of dollars)

Current	
Federal expense	$ 990
State expense	21
Current expense	1,011
Deferred	
Federal benefit	(1,906)
State benefit	(114)
Deferred benefit	(2,020)
Total benefit	$ (1,009)

The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 37.2 percent for the period ended December 31, 2014, is primarily due to state taxes and permanent items.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

9. Benefit Plans

At December 31, 2014, the Company had approximately $17,744,000 recorded as an agent deferred compensation liability related to the Plan. The fair value of assets held by the Company at December 31, 2014 was approximately $20,838,000 and is included in Investments at fair value on the Statement of Financial Condition. The Plan was frozen effective December 31, 2014 and replaced with a new Annual Cash Bonus Plan, effective January 1, 2015 ("New Plan"). The New Plan is similar to the Plan and is available to those representatives who participated in the Plan. It provides for cash awards disbursed directly to participants in four payments over three years, with the first payment anticipated to be made in the first quarter of 2016.

10. Net Capital Requirements and Exemptions

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2014, the Company had net capital of approximately $15,271,000 which was approximately $15,021,000 in excess of the amount required. The Company had no debit items at December 31, 2014.

11. Reserve Requirements

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At December 31, 2014, the Company had a balance of $350,000 in the special reserve account, which is cash on deposit at a commercial bank.

12. Commitments and Contingencies

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or equity security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters

The Company is involved in various claims and lawsuits arising in the normal conduct of its business. Such claims and lawsuits are generally covered under fidelity bonds insurance acquired by the Company. Amounts not covered by such insurance will be paid directly by the Company. At December 31, 2014, the Company has accrued approximately $2,359,000 for legal matters. These liabilities are included in Accounts payable and accrued expenses in the Statement of Financial Condition.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the

Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including custodians and third-party clearing brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event that additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses an unaffiliated clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

13. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through March 2, 2015, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2014

Schedule I

(in thousands of dollars)

Total stockholder's equity	$	43,956
Less: Receivable from affiliates		(150)
Prepaid expenses and other assets		(9,100)
Income taxes receivable from Parent		(113)
Furniture, equipment and software, net		(26)
Receivables from investment advisors		(2,712)
Intangible assets		(6,626)
Notes and accounts receivable from registered representatives		(1,293)
Deferred Taxes		(1,406)
Other unsecured receivables		(7,123)
Net capital before haircuts on securities positions		15,407
Less: Haircuts on securities		(136)
Net capital		15,271
Alternative minimum net capital requirement		(250)
Excess net capital	$	15,021

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014)

Net capital as reported in the Company's Part II (unaudited) Focus Report	$	15,458
Adjustments:		
Expense Accrual		(284)
Tax Adjustment		97
Net Capital per above	$	15,271

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-e
December 31, 2014 **Schedule II**

(in thousands of dollars)

Credits		
Free credit balances and other credit balances in customers' security accounts		
Debits		-
Excess of total credits over total debits	$	-
Total cash or qualified securities held in a "Special Reserve Bank Account" for the exclusive benefit of customers	$	350

There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X17A-5 as of December 31, 2014, as filed on January 27, 2015.

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3).	
A. Market value	$ -
B. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	
A. Market value	$ -
B. Number of items	-

There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X17A-5 as of December 31, 2014, as filed on January 27, 2015.

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Woodbury Financial Services, Inc.:

We have examined Woodbury Financial Services, Inc.'s assertions, included in the accompanying Woodbury Financial Services, Inc.'s Compliance Report, that:

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended December 31, 2014 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2014 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2014, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2340 of the Financial Industry Regulatory Authority ("FINRA") (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended December 31, 2014, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Woodbury Financial Services, Inc.'s compliance with the financial responsibility rules.

Because of its inherent limitations, internal control over compliance may not prevent or detect noncompliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness

to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Woodbury Financial Services, Inc.'s assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

March 2, 2015

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Atlanta, GA 30309-3851
T: (678) 419 1000, www.pwc.com/us

WOODBURY
FINANCIAL

Woodbury Financial Services, Inc. | Member FINRA, SIPC, and Registered Investment Adviser
P.O. Box 64284, St. Paul, MN 55164 | (800) 800-2638 | woodburyfinancial.com

Woodbury Financial Services, Inc.'s Compliance Report

Woodbury Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. 240-17a-5(d)(1) and (3), the Company states the following:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2014.
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014.
(4) The Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.R. 240.15c3-3 as of the end of the most recent fiscal year ended December 31, 2014; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3 was derived from the books and records of the Company.

Woodbury Financial Services, Inc.

I, ______________________, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

Simmone Fields
Vice President and Controller
(Title)

March 2, 2015

pwc

Report of Independent Accountants

To Management of Woodbury Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Woodbury Financial Services, Inc. for the year ended December 31, 2014, which were agreed to by Woodbury Financial Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating Woodbury Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for Woodbury Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payments dated August 14, 2014 and February 25, 2015 in the amount of $111,431 and $113,364, respectively, compared to wire payment detail obtained from Simmone Fields, Controller, noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total revenue amount of $270,271,432 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company accounts, and from transactions in security futures products, of $176,742,046 to supporting schedule provided by Simmone Fields, Controller, noting no differences.

    b. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $3,550,887 to the supporting schedule provided by Simmone Fields, Controller, noting no differences.

c. Compared deductions on line 2c(9)(ii), 40% of margin interest earned on customers securities accounts, of $60,305, to the schedule provided by Simmone Fields, Controller, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e [of $89,918,194 and $224,795, respectively] of the Form SIPC-7. SIPC Net Operating Revenue was recalculated by adding total revenue reported on page 2, item 2a of Form SIPC-7 and total additions reported on page 2, item 2b of Form SIPC-7, and subtracting total deductions reported on page 2, item 2c, of Form SIPC-7. No difference was noted. The General Assessment @ 0.0025 was recalculated by multiplying the SIPC Net Operating Revenue reported on page 2, item 2d of Form SIPC-7 by 0.0025. No difference was noted.

   b. Footed the supporting schedules provided by Simmone Fields, Controller, for procedure 3 and agreed the individual amounts listed on the schedule to the trial balance for the period January 1, 2014 to December 31, 2014. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Woodbury Financial Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 2, 2015